Filed Pursuant to Rule 253(g)(2)

Commission File No. 024-12375

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 5 DATED NOVEMBER 13, 2025

TO THE OFFERING CIRCULAR DATED AUGUST 27, 2025

This document (this “supplement”) supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated August 27, 2025 (as supplemented, the “Offering Circular”). Except as described herein, the Offering Circular remains unchanged and continues in full force and effect. The information in this supplement updates and supersedes any inconsistent information contained in the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

Explanatory Note

The purpose of this supplement is to:

●	Update our net asset value per share as of September 30, 2025;
●	Update the description of our common stock; and
●	Update our plan of operation.

Net Asset Value Per Share as of September 30, 2025

On November 13, 2025, our board of directors approved an estimated net asset value (“NAV”) per share of our common stock of $7.60 as of September 30, 2025. This NAV per share will be effective until updated by us on or about December 31, 2025, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

Our NAV per share is calculated by the internal accountants or asset managers of our Manager or its affiliates at the end of each fiscal quarter. The NAV per share calculation as of September 30, 2025 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of September 30, 2025.

As with any methodology used to estimate value, the methodology employed by the internal accountants or asset managers of our Manager or its affiliates is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities. See the section of the Offering Circular captioned “Risk Factors—Our NAV per share is an estimate as of a given point in time. As a result, our NAV per share may not reflect the amount that you might receive for your shares in a market transaction, and the purchase price you pay in our offering may be higher than the value of our assets per share of common stock at the time of your purchase. In addition, our NAV per share likely will not represent the amount of net proceeds that would result if we were liquidated or dissolved or completed a merger or other sale of the Company.”

As previously disclosed, our offering price per share equals our most recently announced NAV per share. Accordingly, effective November 13, 2025, the offering price per share is $7.60, our NAV per share as of September 30, 2025.

Description of Our Common Stock

The following table supplements the section of our Offering Circular captioned “Description of Our Common Stock—Components of NAV”:

STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED):

(In thousands, except per share numbers)	September 30, 2025	June 30, 2025
ASSETS:
Real estate investments, at fair value	$36,685	$25,426
Real estate debt investments, at fair value	291	2,120
Marketable securities, at fair value	-	1,543
Cash and cash equivalents	3,884	12,163
Interest receivable	-	160
Other assets	19	25
Total assets	$40,879	$41,437

LIABILITIES:
Accounts payable and accrued expenses	$290	$251
Due to related party	(83)	(77)
Distributions payable	459	464
Settling subscriptions payable	510	514
Other liabilities	-	-
Total liabilities	$1,176	$1,152

NET ASSETS
Net assets consist of:
Stockholders’ equity	$35,974	$37,617
Retained earnings	3,794	5,040
Net adjustments to fair value	(65)	(2,372)
NET ASSETS	$39,703	$40,285
NET ASSET VALUE PER SHARE	$7.60	$7.66

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation—Results of Operations”:

As of November 13, 2025, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $309 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us is approximately $505 million. The aggregate value of all underlying properties in RealtyMogul Apartment Growth REIT, Inc. is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies; provided, however, the aggregate value of any preferred equity investments is based on the most recent purchase price of the asset and the value of properties underlying investments acquired since the most recent NAV per share was announced are based on the most recent purchase prices. As with any methodology used to estimate value, the methodology employed by the internal accountants or asset managers of our Manager or its affiliates is based upon a number of estimates and assumptions about future events that may not be accurate or complete.